02050274

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2002
WASH, D.C. 154 SECTION

For the month of August, 2002

CHINA ENTERPRISES LIMITED
(Translation of Registrant's Name Into English)

8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

PROCESSED
AUG 1 3 2002
THOMSON FINANCIAL

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No X

China Enterprises Announces Investment by Ananda Wing On Travel (Holdings) Limited in China Land Group Limited

China Enterprises Limited (NYSE:CSH) announced that Ananda Wing On Travel (Holdings) Limited (HKSE stock code: 1189), in which China Enterprises has a 34.49 % stake, has entered in to agreements with China Land Group Limited (HKSE stock code: 0149). Pursuant to the agreements for proposed transactions Ananda Wing On will acquire an aggregate 33.6% interest in China Land in exchange for HK$300 million and Ananda Wing On's interest in Shropshire Property Limited.

The proposed transactions are part of a larger restructuring of the China Land business. The controlling stockholder of China Land is China Strategic Holdings (HKSE stock code: 0235) which is also the controlling stockholder of China Enterprises. Through a series of transactions, China Land will issue 1,000,000,000 newly issued shares to Ananda Wing On in exchange for an aggregate consideration of HK$300 million and will conduct a best efforts offering of 1,333,333,333 newly issued shares for an aggregate of approximately HK$400 million. In addition, China Land will acquire from Ananda Wing On, Shropshire Property Limited, a subsidiary that has the right to acquire 60% interest in the Golden Gulf Hotel located in Luoyang, China, in exchange for newly issued shares. Besides, China Land will acquire Rosedale Hotel Group Limited from Paul Y. – ITC Construction Holdings Limited (HKSE stock code: 0498) (which holds an approximate 14.5% in China Strategic) for HK$250 million in cash. Rosedale Hotel Group Limited indirectly owns 100% interests in a hotel with 274 rooms in Causeway Bay, Hong Kong. Moreover, China Land will acquire, through a subsidiary, Makerston Limited from Hutchison Hotel Holdings (International) Limited in exchange for HK$150 million cash and HK$365 million in the form of a promissory note. Makerston Limited indirectly holds 95% interests in Beijing Harbour Plaza Hotel, Beijing, China. If all of the transactions are consummated, following the transactions, Ananda Wing On and China Strategic will own, respectively, 33.6% and 22.0% of China Land.

The consummations of the transactions are subject to a number of conditions, including regulatory approvals and stockholder approvals.

Additional details of the proposed transactions are available in the announcement issued by China Strategic, China Land and Ananda Wing On in 26 July, 2002.

Ananda Wing On is an investment holding company and the subsidiaries of which are principally engaged in the business of providing package tours, travel, transportation and other related services. China Land is an investment holding company and the subsidiaries of which are principally engaged in the business of property trading and development, hotel operations and toll road development.

CONTACT: Hong Kong, China Enterprises Limited, 852-2372-0130, or fax, 852-2810-6982; or New York, Citigate Dewe Rogerson Inc., 212-688-6840, or fax, 212-838-3393, for China Enterprises Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CHINA ENTERPRISES LIMITED

By ______________________________

Ho Kin Cheong, Kelvin
Secretary

Dated: 8th August, 2002